FORM C-AR – ANNUAL REPORT

Issuer: Orbotics, Inc.

Jurisdiction: Delaware

Address: 275 E Hillcrest Drive, Suite 160-139, Thousand Oaks, CA 91360

Website: orbiticsystems.com

Financial Information (Fiscal Year 2025)

Accounts Receivable: $0

Short-term Debt: $0

Long-term Debt: $0

Revenues/Sales: $0

Cost of Goods Sold: $0

Taxes Paid: $0

Net Income: $0

The Company is currently in a pre-revenue stage.

Business Information

During the reporting period, the Company achieved key milestones including demonstrating its D3 technology with deployable boom structures at Space Week in Silicon Valley and establishing relationships with companies supporting U.S. Space Force initiatives.

The Company continues development of dual-use technologies applicable to both commercial and government markets, with ongoing efforts to advance prototypes toward in-orbit deployment and operational readiness.

Use of Proceeds

Funds raised through the Regulation Crowdfunding offering were used for trademark registration, provisional patent filings, and procurement of specialized components and motors sourced internationally to support product development.

Signatures

/s/ Jane Ielmini

Chief Operating Officer

Date: April 10, 2026

/s/ Erik T. Long

Chief Executive Officer

Date: April 10, 2026